







Corporate Responsibility Progress Report

Our journey to sustainability

2010

greenstore
AB

This is a summary report.
We encourage you to explore it online.

DELHAIZE GROUP

About the report

Reporting year

Unless otherwise stated, all data and activities are for the year 2010.

Scope

This report covers Delhaize Group, including individual operating companies. Unless otherwise stated, data refers to Delhaize Group as a whole. Information on the detailed data scope and methodology can be found here.

Economic performance

This is covered in detail in our annual report.

Report structure and materiality

This report is structured around our Corporate Responsibility (CR) strategy. It covers the most material challenges for our business. This materiality is defined on p9.

Global Reporting Initiative

We use the GRI G3 principles as a basis for determining relevant content and metrics. Against the GRI G3 principles, we self-declare compliance with base level requirements (level C) of the very rigorous GRI system.
A GRI-referenced table of indicators can be found here.
More information on GRI can be found by clicking here.

Information integrity

Delhaize Group's management is responsible for all aspects of this report. We believe it is a fair and accurate representation of our CR performance for 2010.

Ernst & Young gave a limited assurance to key carbon emissions indicators. Read the assurance statement here. Delhaize Group's internal audit department provided limited assurance to 15 additional indicators – click here to view the internal audit statement online.

Forum for the Future statement

 Delhaize Group continues to make good progress on a range of CR issues. The Group now needs to build on these solid foundations and be more effective in using its influence with its suppliers, customers, and associates to promote sustainability. We hope that the launch of the new CR strategy in 2011 will provide the platform for a more ambitious sustainability agenda.

Sally Uren, Deputy Chief Executive
Dan Crossley, Principal Sustainability Advisor

Read the full report review statement here.

Delhaize Group is a Corporate Partner of Forum for the Future, a non-profit organization working globally with business and government to create a sustainable future. Forum for the Future is not an auditor or a verifier. The statement should therefore not be read as verification of data or information contained within the report.

We welcome your feedback

 Please email your comments to corporate-responsibility@delhaizegroup.com

What can you find in this report?

Contents

This is a summary report, providing a concise view of our CR performance over the last year, with clear links to more detailed information for those who want it.

To save paper, we're not printing this year's report. We encourage you to explore it online.

What more can you find online?



Throughout this report you will find clearly highlighted links to additional information.

Detailed information on the following areas have been extracted from the report, click the links below to access them:

Data summary and methodology
Data assurance statements
CR Governance
Compliance and Ethics
GRI cross-reference table
Glossary
Forum for the Future statement

Delhaize Group in 2010

About Delhaize Group

Delhaize Group is a Belgian International food retailer with activities in six countries on three continents. Delhaize Group is listed on NYSE Euronext Brussels (ticker symbol: DELB) and the New York Stock Exchange (ticker symbol: DEG).

We have leading positions in food retailing in key markets.

Regional profiles

Click on the logos below to be directed to the relevant page of Delhaize Group's website with information about our banners.

United States

     

Belgium

      

Greece

     

Rest of the world

  

Romania   Indonesia

2 800 stores of which 76% are company-operated



United States | **58.0%**

Belgium | **28.8%**

Greece | **8.0%**

Rest of the World | **5.2%**

138 600 associates



United States | **74.8%**

Belgium | **12.6%**

Greece | **7.2%**

Rest of the World | **5.4%**

EUR 20.8 billion revenues



United States | **68.1%**

Belgium | **23.0%**

Greece | **7.5%**

Rest of the World | **1.4%**

Our way of doing business

Our vision

Nutritious, healthy, safe, and affordable. Together, we deliver the best of Delhaize for life.

Together, we aspire to enrich the lives of our customers, associates, and the communities we serve in a sustainable way.

Together, we offer assortments, products, and services that are nutritious, healthy and safe, every day, at prices all customers can afford. We are connected with our colleagues across the Group. We learn, we grow talent, and we innovate. We support, we respect, and we inspire each other.

Together, we deliver the best of Delhaize for life.

    

Our values

Determination. Integrity. Courage. Humility. Humor.

We share a common set of values that makes us stronger as a team and as individuals. These values give clear guidance regarding what is expected from everyone across the Group and are key to our success.

Find out more

 Click here to see a video about our values

2010 highlights

63%
increase in energy generated
from on-site solar panels
across the Group



Sustainable seafood
policies launched at Delhaize
Belgium and Delhaize America







1st in Greece
to build a state-of-the-art green
store (Alfa Beta)



73%
of the Group associates
participated in one-to-one
performance dialogues



Healthier products
through reformulating nearly
2 000 products at Delhaize
Belgium, cutting out tonnes of
salt, sugar and fats and through
aggressive salt reduction goals
at Delhaize America

Interview with the CEO and the Chairman

Q. What were Delhaize Group's biggest challenges in 2010?

A. In 2010, we faced a difficult business environment. Despite it being a tough year economically in all our markets, we can celebrate a number of achievements, starting with the execution of our New Game Plan, to which CR is an integral part. The New Game Plan was our number one priority, as it set the framework for all our operations. We started the year with a new common vision on the way we want to do business: working together to offer assortments, products and services that are nutritious, healthy and safe, every day, at prices all customers can afford.

The bigger challenge was certainly to implement the transformational initiatives we had planned for Delhaize America. Delhaize America became indeed one integrated company for all our U.S. operations, improving efficiency, lowering costs, and enhancing support to retail operations. We focused on converging and standardizing what is not visible to the customer, while keeping the local go-to-market strategies of each of our banners. This large undertaking involved over 100 000 associates.



Chairman of the Board of Directors
Count Jacobs de Hagen

Q. Why is CR important to Delhaize Group?

A. CR is largely the expression of who we are and how we want to do business, it is one of the three pillars of our New Game Plan, alongside Growth and Efficiency. It is core to our business. This integrated strategy supports the company's economic performance while building a more sustainable business. There are three pillars to our CR strategy: Products, People, and Planet. Within this there are six focus areas: Healthy Eating, Food Safety, Responsible Sourcing, Associate Health and Wellbeing, Associate Development and Climate Change. The progress we are making in these six areas across the business makes us a stronger company, from sourcing more responsibly, to building a stronger associate base, reducing operational emissions, and anticipating customer needs.

Q. What are you most proud of Delhaize Group achieving in 2010?

A. In our focus area of Healthy Eating, we made great progress on reformulating products, cutting 45 tonnes of salt and 30 tonnes of fat from our private brand products at Delhaize Belgium. We also set aggressive salt reduction targets for our private brand products in the U.S. when we joined the National Salt Reduction Initiative. In another area of product sourcing, we made great strides in 2010 toward sourcing sustainable seafood across the Group.



President and Chief Executive Officer
Pierre-Olivier Beckers

Q. How do Delhaize Group's values affect the way you do business?

A. Our Group Vision and Values are the glue that holds us together.

As a first comment, we want to say how happy we are to see that more and more in our conversations and meetings people naturally refer to our values. In terms of 'Integrity', we're reformulating our products ahead of customer requests to make them healthier. With 'Courage and Determination', we're making the first green store in Greece a key success in 2010, while setting an example for other retailers. Our 'Humility' made for frank stakeholder feedback on our strategy and performance, helping us to revamp our CR strategy in 2011. Embracing 'Humor,' we take pride in the light and positive tone created in our work environment, contributing to more satisfied associates.

Q. As a global business, how is Delhaize Group balancing its regional and local priorities with Group level strategy?

A. Our Group-wide CR strategy is evolving to meet the expectations of our stakeholders. We believe in the strength of local go-to-market strategies, and our CR approach aims to set Group goals that drive us forward together.

In line with this approach, we allow for flexibility to meet local priorities, like selling products from suppliers in the communities we operate in. We have a devolved approach for community issues, for instance, while for carbon emissions we set Group level priorities and strategy.

Finding the right balance between local and Group is a challenge in itself. For example, we had planned for all private brand suppliers to sign up to our Vendor Code of Conduct by the end of 2010. In Romania and Indonesia though, we found more time was needed to ensure consistent implementation.

Q. What's in store for 2011?

A. By the end of 2011, we will launch a new, ambitious CR strategy and plan to support our 2020 vision. This comes in response to detailed stakeholder engagement and feedback. Our stakeholders highlighted the need for a broader approach to food security, resource scarcity, and sustainable demand. During 2011, our Leadership College (a selection of 12 senior leaders from across the Group) will prepare this strategy, setting out the route to deliver our long-term vision and push us to the next level.

Ask your question



Please email your question to corporate-responsibility@delhaizegroup.com

Find out more



Click here to see a video of the CEO

The big picture

Our business model

We're a food retailer selling thousands of our own private brands and other companies' branded products. Private brand products represent more than 50% of our sales in Belgium and more than 26% in our U.S. operations. Food makes up 85% of Group sales, including both perishable and non-perishable products. We do this with 2800 stores, 76% of which are company-operated, the rest are affiliated.

Our value chain

The diagram below outlines our value chain. Sustainability is relevant to each element of this chain. The connections, processes, and impacts are extremely complex. We face a common challenge - maintaining our responsibility for the entire value chain, while only having direct control over some elements of it.



Influence   **Direct control**   **Influence**

Raw materials   Processing & packaging   Distribution & transport   In-store   Use & disposal

The world around us

Striving to be a successful, sustainable business requires a dedicated appreciation of the environment in which we operate. We are developing our new Group CR strategy through sustainability trends analysis, involving both internal and external stakeholders. In 2010 we have identified five critical trends that affect our business and value chain.

1. Climate change is affecting every stage of our value chain. As a global retailer, we produce almost three million tonnes of CO_2 equivalent emissions a year, and influence much more through our supply chain and customers. This leaves us with a clear responsibility to take serious action on climate change. We see it as an opportunity to drive our business forward.

2. Resource scarcity is increasingly impacting our business. With the depletion of natural resources such as water, fossil fuels, and natural ingredients, we need to adapt our business and be proactive in preserving the remaining resources.

3. Food security is deeply connected to the previous two points. Dealing with this trend in a sustainable way is critical to our business. By taking action, we see opportunities to safeguard and strengthen our supply chain.

4. Health across all our markets is a vital element of our responsibility. We know that taking action on ailments and diseases like obesity, diabetes, and malnutrition will benefit our local communities, customers and associates.

5. Changing consumer expectations requires us to be better in every way; from increasing transparency, to developing more sustainable products, and ultimately going beyond traditional lines of responsibility.

Our material issues

Through our materiality process, we translate global trends into business strategy and ultimately action. When developing our current CR strategy, in 2008, our materiality process identified the following issues.

The priority issues, identified in the top right of the matrix are deemed by our stakeholders and us as the most material to our business. We have grouped some of the issues together, into categories like responsible sourcing, to make delivering action more effective.



Importance to stakeholders (High / Low)

Importance to business (risk and opportunities) (Low / High)

Issues: Waste, Packaging, Organics, Local sourcing, Fair-trade, Water, GMOs, Chemical & toxins, Land use, Biodiversity, Animal welfare, Community, Healthy eating, Food safety, Climate change, Associate development, Associate health & wellbeing, Social compliance

KEY
- Reporting scope
- Group-level strategy
- Locally managed

Our materiality process

Our process is based on three phases:

1. Understand stakeholders' concerns through requests and dialogues, peer reporting, and media reviews. Stakeholders include our associates, customers, NGOs, consumer groups, governments, suppliers, local communities, and our competitors.

2. Evaluate the importance to business in terms of risks and opportunities through internal experts and leadership interviews, with a review of existing local projects and priorities.

3. Identify high priority issues and where issues are best managed through the recommendations of internal experts.

Going forward

We are currently developing a new CR strategy based on stakeholder feedback, a refreshed materiality matrix, and a review of our past performance. This will be made public in 2011.




" Delhaize Group has a strategic approach to CR. Moving forward, I would expect more focus by extricating some truly transformational sustainability goals to show greater connectivity between the strategic components.


Dr. Aileen Ionescu-Somers, Director, Centre for Corporate Sustainability Management, IMD Business School (Switzerland)

9

Our strategy

Our New Game Plan

In early 2010, our Group-wide business strategy was rolled out to all of our 138 600 associates. It has been designed to help us achieve our vision for Delhaize Group together: nutritious, healthy, safe, and affordable. The plan is built around the three pillars of Growth, Efficiency and Corporate Responsibility.



VISION & VALUES

OBJECTIVES

| Revenues | Operating profit | Return on investment | Shareholder value | Corporate citizenship |

STRATEGIC PRIORITIES

GROWTH
Accelerate profitable revenue growth

EFFICIENCY
Accelerate best-in-class execution

CORPORATE RESPONSIBILITY
Products, People, Planet

ENABLERS

| People | Financing | Systems & processes | Organizational structure |

Overview of Growth

While there are inherent conflicts between growth and sustainability, we believe growing our business will increase our positive impact. We will strengthen our business by growing our stores, product ranges, and ultimately generating profitable revenue growth. With our private brand products, we have strong influence over sourcing, formulation, design, and packaging. This enables us to introduce new ranges of sustainable products and increase the markets for those products. Click here to find more about our Growth pillar in our Annual Report.

Overview of Efficiency

We want to improve the efficiency of our business. Through the standardization of systems and processes, as well as the introduction of new customer tools, like self-scanning and social media, we are able to make healthy, nutritious food more affordable. Through efficiency improvements, we're also cutting costs related to energy use and resource management, freeing up money to invest in new CR initiatives. Click here to find more about our Efficiency pillar in our Annual Report.

Overview of Corporate Responsibility

Our CR strategy is oriented around our three pillars; Products, People and Planet. Within this framework, we have identified six Group level focus areas through our materiality process. Alongside these, the responsibility for resource use and community has been devolved down to the operating companies, enabling a more flexible, local approach in keeping with our go-to-market strategy.



CR governance and management

On our Executive Committee, Nicolas Hollanders, Executive Vice President Human Resources, IT and Sustainability has responsibility for CR. He also sits on the CR Steering Committee and is the liaison for the Executive Committee. The Executive Committee sets the strategy, based on the recommendation of the CR Steering Committee, and monitors performance against our set goals. It is made up of senior leaders from across our Group.

Six synergy teams are responsible for delivering against the goals in each strategic area. The Steering Committee received updates on performance against goals from the synergy teams six times during 2010.

At corporate level, the CR team coordinates strategy and reporting work. In 2010, we expanded our dedicated CR Communication team to make use of other media to reach our stakeholders.

At the management level of our operating companies, each business location has a CR manager, and in some instances, a CR team, managing specific CR projects for that operating company. The CR managers liaise with the local Steering Committee members and the synergy team members. Click here for more on our governance structure and teams.

Stakeholder engagement

We engage and interact with key stakeholders on a regular and ongoing basis. Click here to see an overview of our interactions with stakeholders, partnerships and memberships.

Guided by our existing stakeholder strategy, in 2010 we held one Group level stakeholder session for the Steering Committee. Delhaize Belgium also launched its first official stakeholder engagement work in 2010, which reaffirmed the need for more formal stakeholder engagements across our operating companies. A new strategic approach, in alignment with the new CR strategy, will be revised and confirmed in 2011. An updated Group-wide stakeholder mapping exercise will accompany this. Click here to see a full list of our partnerships and memberships.

Compliance and ethics

Integrity is one of the key values of Delhaize Group. We conduct our business in an ethically responsible manner that respects and protects our relationships with our associates, our customers, our shareholders, and our communities. Click here for more on our Compliance and Ethics policies.

Find out more

 Click here to see a video of the CEO about the New Game Plan

Progress in 2010

The table below gives a snapshot of our goals in each strategic focus area. For details of previous years' performances, see the relevant CR reports here.

Six additional goals have been approved in 2010. These are highlighted as new goals on the table below and (further) progress will be reported in our 2011 report.

Key

★ New goal

↗ On track

✓ Goal met

✗ Goal missed

Healthy eating

Goal	Target date	2010 Progress	Details
Improve the nutritional quality of private brand products, including reducing negative elements and increasing positive elements	Ongoing	★	Tonnes of fat, salt and sugar removed and new, healthier products on shelf (see p14)
Improve health and wellness communications, in the areas of affordability and disease control	Ongoing	↗	All companies continue to run such programs (see p15)
Apply Guideline Daily Amount (GDA) labels to applicable private brand products at European operating companies	December 2011	↗	60% of European private brand products have GDA labels (see p15)

Food safety

Goal	Target date	2010 Progress	Details
Independently benchmark store's food safety programs against industry standards	December 2010	✓	All companies completed benchmarking (see p16)
Demonstrate continual improvement in food safety against industry benchmarking	December 2012	★	Benchmarking insights used to inform program development (see p16)
Audit all private brand suppliers for food safety compliance	Ongoing	↗	82% of private brand suppliers audited (see p17)

Responsible sourcing

Goal	Target date	2010 Progress	Details
Require all private brand suppliers to comply with the Vendor Code of Conduct	December 2010	⊗	95% of private brand suppliers received code (see p18)
Conduct audits for private brand suppliers against the Vendor Code of Conduct	Ongoing	★	Goal set to ensure code compliance (see p18)
Require identified vendors to participate in capacity-building workshops on the Vendor Code of Conduct	Ongoing	★	Goal set to ensure code compliance (see p18)
Develop operating company-specific Sustainable Seafood policies and implementation plans toward Delhaize Group's Sustainable Seafood Vision	December 2011	★	Vision created, policies and plans in process (see p19)

Associate health and wellbeing

Goal	Target date	2010 Progress	Details
Use customer-facing nutritional programs to augment associate health and wellbeing programs	December 2010	✓	A range of suitable programs were adapted for associates (see p20)
Collaborate with community partners at each operating company to leverage associate health and wellbeing programs and educational resources	Ongoing	📈	All companies have community partnerships in place (see p20)

Associate development

Goal	Target date	2010 Progress	Details
Ensure all associates have an annual documented performance dialogue	December 2011	📈	73% of associates have annual performance dialogues (see p22)

Climate change

Goal	Target date	2010 Progress	Details
Group 20% reduction in CO_2 equivalent emissions per m^2 of sales area (against 2008 baseline year)	2020	★	0.6% reduction since 2008 (see p27)
Switch refrigerants from ozone-depleting substances (ODS) such as CFCs and HCFCs to ozone-friendly HFCs or other refrigerants throughout the Group, while minimizing Global Warming Potential (GWP)	Ongoing	📈	42% of total refrigerants are now switched to ozone friendly substances (see p27)

Healthy eating

Our products play a big role in healthy living. This year, we've responded to increasing obesity and diet-related diseases and growing demand for more nutritious, healthier products in two ways.

Firstly, by changing what we sell - we've made great progress reformulating our private brand products to make them healthier, without compromising taste or quality. These represent more than 50% of our revenues in Belgium and more than 26% in the U.S. and are approximately 15% to 20% cheaper than national brand equivalents.

Secondly, through communication – we've expanded existing programs and harnessed new technology to make healthier choices easier for our customers.

Local execution means our operating companies can adjust their messaging, on products and in general, to meet local cultures and needs.

RISKS:

- Customer preconceptions of healthier products being expensive, less tasty and taking longer to prepare
- Competition with products that appear healthy, but that don't meet our healthy eating standards

OPPORTUNITIES:

- Leading the industry through our private brand nutrition standards
- Raising awareness about healthy eating and becoming a trusted source of advice for our customers
- Meeting our customers' demands for healthier choices

What are we doing about it?

Reformulating our private brand products

Reducing negative impacts



Goal Improve the nutritional quality of private brand products including reducing negative elements and increasing positive elements - ongoing

★ **New goal**

-45



Delhaize Belgium removed 45 tonnes of salt from private brands

-30



Delhaize Belgium removed 30 tonnes of fat from private brands

In 2010, Delhaize Belgium reviewed 1 916 private brand products, making significant progress on reducing negative impacts. Delhaize America joined the National Salt Reduction Initiative to get best practice support to speed up its activity. In the U.S. and Belgium, we make sure all our private brand products are as good, if not better nutritionally, than national brand equivalents. Our operating companies have made efforts to eliminate trans-fat and reduce other negative impacts from private brand products:

- 99% trans-fat free private brand products at Delhaize America
- 100 private brand products 100% trans-fat free at Alfa Beta
- 100% trans-fat free private brand products at Delhaize Belgium
- Cereals have 90% less sugar and 75% less fat than similar national brands at Delhaize Belgium

Guiding Stars as a tool

In the U.S. we use our *Guiding Stars* nutritional information system to give an at-a-glance read-out of how each product, both private brand and national brand, scores in terms of nutritional value. Foods with one *Guiding Star* offer good nutritional value per calorie, two better and three best. Click here to find out more on *Guiding Stars.*

Percentage of total U.S food sales from products with at least one *Guiding Star*



2008	23%
2009	25%
2010	26%



4%

Increase in sales of products on-shelf with at least one star compared to 2009



6%

Increase in sales of private brand products with at least one star compared to 2009

Engaging consumers



Goal   Improve health and wellness communications, in the areas of affordability and disease control - ongoing

On track

In 2010, all our companies continued investing in health communications, taking their own approaches.

Alfa Beta's four-year healthy eating campaign based on the Mediterranean diet is a great example. Alfa Beta has been ranked in the Awareness and Social Behavior Index (ASBI) as "number one" in consumer perception against local competitors. See our 2010 insight for other great examples of on and offline engagement.

Providing clear labels

Goal   Apply Guideline Daily Amount (GDA) labels to applicable private brand products at European operating companies - December 2011

On track

Providing clear information is a key part of promoting healthy eating, because it enables better consumer choices. In the U.S., we use *Guiding Stars*. In Europe, because of the different legislative environment, we use GDA labels. These labels show the energy and nutrient content of a portion of food or beverage, and how much of an adult's daily dietary needs this represents. In 2010, we made significant progress toward our goal: 60% of European private brand products have GDA labels, up from 6% in 2008.



How to engage the disengaged? The biggest challenge for Delhaize Group lies in the area where change is driven primarily by consumer choices – this will require more innovative thinking and new approaches that go beyond labeling.





Ned Groth, expert on food safety, advisor to WHO and FAO, former consumer advocate for Consumers Union (United States)

2010 Insight



Engaging consumers through food labeling
Find out why this is both a challenge and opportunity for us and what we're doing about it.

Find out more



Click here for our data summary and methodology

Food safety

Many companies don't report on food safety. We believe food safety is a fundamental business risk and our best-in-class approach reflects this. We want to help our stakeholders understand the issues and how we're moving them forward.

We go beyond regulation across the value chain to ensure we deliver the safest products. We also educate customers on safe food handling, going beyond our direct responsibility. In 2010, we've made significant progress in ensuring our private brand suppliers are audited against the Global Food Safety Initiative (GFSI) standard.

RISKS:

- Impact on reputation and sales from food safety outbreaks
- Disruption to business operations
- Small scale suppliers face difficulties meeting stringent food safety standards

OPPORTUNITIES:

- Increasing loyalty by building consumer confidence in our products' safety
- Building supplier capacity to help suppliers achieve best-in-class standards
- Helping customers use food more safely

What are we doing about it?

Benchmarking progress

Goal　Independently benchmark store's food safety programs against industry standards - December 2010

　　✓ **Goal met**

Goal　Demonstrate continual improvement in food safety against industry benchmarking - December 2012

　　★ **New Goal**



In 2010 we completed a benchmarking of our companies' food safety performance against industry standards. This, together with a best practice exchange, has driven Group-wide progress to date. Super Indo is a good example. Based on the benchmarking results, Super Indo is improving its recall system to reduce time taken to remove unsafe products from the shelf. The new goal ensures that each operating company will benchmark its performance by the end of 2012, enabling Group-wide monitoring and evaluation.

Procurement





Goal — Audit all private brand suppliers for food safety compliance - ongoing

On track

Specifying the highest food safety requirements when procuring our private brands makes a big difference in managing their safety. These products make up more than 50% of our revenues in Belgium and more than 26% in the U.S. 82% of our suppliers' production sites (for the Group) have now been audited to assure that food safety systems are in place and maintained. This makes us among "best-in-class" companies for our industry, and we're proud of our work here.

Private brand suppliers audited against GFSI standards or equivalent strict criteria



60% — 2008
70% — 2009
82% — 2010



That said, we struggled to certify 100% of our suppliers to GFSI standards. We initially planned to have completed certification by December 2010, but it is now an ongoing target. The main reasons for the delay in 100% certification are the lack of GFSI framework in some countries and the high costs of certification for small businesses. We will therefore continue to work towards the 100% goal over time. See our 2010 insight for more detail on how we manage food safety risks in procurement.

Beyond auditing, we're doing a great deal across the Group. Delhaize Belgium is training buyers on food safety. Hannaford is helping local growers prepare to meet the certification standards.

Distribution centers and logistics

Transport conditions are a fundamental part of food safety. We go beyond legal compliance in all our markets. For example, Delhaize America's food safety teams audit their own distribution centers over and above FDA and USDA audits and their standards.

Delhaize Belgium is also going beyond legal requirements by certifying the auto control system in all company operated warehouses. This work started in 2010.

In stores

In 2010, 96% of our stores had external food safety audits conducted, up from 92% in 2008. We were on track to reach close to 100%, but largely due to store acquisitions completed late in 2010 we did not achieve this milestone. For new acquisitions, we need to establish the systems and run training first. Only when these are in place can audits be conducted.

Food safety is paramount in every store. While we don't own affiliated stores (most of which are in Belgium) we work closely with them on food safety. To ensure product safety in all locations, we provide our affiliates with implementation support and free third-party audits.

In the stores, we're constantly improving our product recall system, which reduces the time needed to remove recalled products from the shelf. We also provide food safety tips to consumers. Click here to see more.



It is my strong conviction that selling safe, healthy and affordable food products is the core responsibility of the Group. As far as I can see from the 2009 report, important efforts are being successfully made. The Group has to be commended for this and encouraged to proceed along these lines.



Professor Jan Vinck,
University of Hasselt (Belgium)

2010 Insight



Managing risks through a Group-wide approach to food safety

Food safety is a challenge in Romania and Indonesia. Find out how we tackle this.

Find out more



Click here for our data summary and methodology

Responsible sourcing

With increasing resource prices, serious seafood stock concerns, and local suppliers threatened by economic conditions, security of supply is a vital area of action. We're taking immediate, practical steps to source better today, and into the long term.

We've made good progress on social compliance with the Business Social Compliance Initiative (BSCI). We're sourcing more sustainable seafood and local products than ever before. We're not doing all this alone. By working together through partnerships with NGOs and platforms like the Roundtable on Sustainable Palm Oil (RSPO) and the Consumer Goods Forum (CGF), we're moving forward faster than we would on our own. With these organizations, we'll be doing more work on biodiversity and deforestation in 2011. Click here to learn more about our partnerships.

RISKS:

- Poor supplier performance on CR issues, particularly on private brand products
- Not accurately weighing the environmental and social benefits and consequences of sourcing decisions
- Long-term risks to food security from sourcing decisions made today

OPPORTUNITIES:

- Differentiation by supplying sustainable and nutritious private brand products
- Securing supply and habitats for long-term investment and supply
- Driving best practice to improve efficiencies and fair pricing in our supply chain

What are we doing about it?

Social compliance

Goal — Require all private brand suppliers to comply with the Vendor Code of Conduct - December 2010

⊗ **Goal missed**

Goal — Conduct audits for private brand suppliers against the Vendor Code of Conduct - ongoing

★ **New goal**

Goal — Require identified vendors to participate in capacity-building workshops on the Vendor Code of Conduct - ongoing

★ **New goal**

Since we joined the BSCI in 2009, we focused on educating our buyers and suppliers on the Vendor Code of Conduct. We communicated the code to 95% of our private brand suppliers for review and endorsement. We have experienced issues with some of these suppliers and expect the code to become actionable in 2012. The remaining 5% suppliers are Mega Image and Super Indo suppliers, and cannot be included at this stage due to the respective local legislative environments. We have a plan to assess these suppliers and compliance with the code in 2011.

Sustainable seafood

Goal — Develop operating company-specific Sustainable Seafood policies and implementation plans toward Delhaize Group's Sustainable Seafood Vision - December 2011

★ **New goal**

We want all the seafood we source to be sustainable. Together with our partners we'll be setting specific strategies for each operating company in 2011. We have already made great progress with Delhaize Belgium and Delhaize America, who are responsible for 90% of our revenues:

• Delhaize Belgium developed a sourcing policy for sustainable fresh fish in partnership with WWF and Stichting De Noordzee. To help customers make better choices, we created a fish buying guide and have adjusted sourcing practices to purchase less from "red list" fisheries. Click here to see the guide. The goal is to have 100% of our seafood sustainably sourced by the end of 2012.

• Delhaize America, with the Gulf of Maine Research Institute (GMRI), created a comprehensive sustainable seafood policy, mapped private and national brand suppliers and developed a traceability system for all seafood - fresh, frozen, and canned. The policy, fully enforced as of March 2011, will ensure 100% of seafood in our U.S. stores will be sustainably sourced by the second quarter of 2012.

More sustainable products

The Group has both stocked and sold more responsible products.

Organic

Group sales have increased slightly in 2010 leading to a ratio of 1.8% of food sales derived from organic products.

1.8%



Fair-trade

In 2010 we added 39 more fair-trade products to our shelves across the Group. We now sell approximately 200 different fair-trade products worldwide.

39



Eco-products

A number of our operating companies are developing environmentally-friendly product lines.

In Belgium, the range consists of 25 products, which are at least 15% less expensive than equivalent national brands. Since 2009, we've seen a 40% increase in sales of *Eco* private brand products.

In Greece, Alfa Beta recently launched the '*AB Terra Leaf*' range for detergents, tissue paper, cosmetics and garbage bags that are either eco-friendly or FSC compliant.



Delhaize Group has made good progress in responsible sourcing. Looking at the full value chain, however, I would expect Delhaize Group to focus more on areas of big impact. Upstream in terms of sustainable agriculture and sensitive commodities and downstream in terms of consumer consumption and waste. In my view, a good responsible retailer can make a big difference without shifting the burden. I expect Delhaize Group to focus more on this in the coming years.





Peter-Erik Ywema, Executive Director, Sustainable Agriculture Initiative Platform

2010 Insight



The impact of local sourcing
Purchasing locally is key to our sourcing strategy. We've done a lot in this area and have seen real benefit for local economies and communities around the world.

Find out more



Click here for our data summary and methodology, the awards we won and our responsible sourcing policies

Associate health and wellbeing

Retail is a labor-intensive business. Our associates are critical to our business success. We have a responsibility to create a safe and healthy work environment. And we try to go beyond this. Our programs cover our associates, their families, our customers, and our communities.

In 2010, we managed to slightly reduce our accident severity rate and had more associates participating in our health and wellbeing programs. We tested a Return on Investment (ROI) model for associate health and wellbeing programs to help us focus them better. While we weren't able to develop one global model, we are using elements from what we learned across our banners to evaluate program success. See our 2010 insight.

RISKS:

- Increased costs from associate absenteeism and work-related accidents
- Customer service level reduction from unwell or dissatisfied associates

OPPORTUNITIES:

- Reducing costs through innovative wellbeing programs, especially in countries where companies contribute directly to associates' health insurance
- Increasing associates performance through better physical and mental wellbeing
- Engaging our associates and building loyalty

What are we doing about it?

Associate wellbeing programs

Goal — Use customer-facing nutritional programs to augment associate health and wellbeing programs - December 2010

✔ **Goal met**



Goal — Collaborate with community partners at each operating company to leverage associate health and wellbeing programs and educational resources - ongoing

📈 **On track**

All of our operating companies have wellbeing programs, ranging from preventive health checks for associates and their families, to partnership programs with local health organizations. We're seeing positive results such as healthcare costs for Delhaize America below national trends.

Our operating companies use customer-facing nutritional programs with great success. Delhaize America launched a series of *Guiding Stars* education programs to better inform associates, whether they are based in offices, warehouses, or stores.

Key partnerships with local health organizations were successful across our companies, including:

- At Alfa Beta through campaigns and special prices in diagnostic centers
- At Mega Image and at Hannaford through workplace exercising, meetings with nutritionists and walking programs

Measuring our programs' impact is a challenge, as explained above and in more detail in our 2010 insight. Program participation rates are one way we gauge impact. In Delhaize America, there was a 7% increase in the number of health plan members receiving preventive care compared to 2009. We don't just focus on physical health, but mental and social health too. At Alfa Beta 160 associates have taken advantage of the presence of an on-site social worker.

Occupational Health & Safety

We track standard Occupational Health and Safety indicators across our Group. Our Group days lost per 1 000 hours are down slightly from 2008 to 0.24 in 2010. We're continually improving this by updating our instructions and training. Consolidating our U.S. operations has allowed us to create a common scorecard for all distribution and transportation operations.



> In the past, I never had preventive medicine on my agenda. It wasn't even an issue for me or my family. I never knew how beneficial it was. Thanks to Alfa Beta's health prevention campaign, it's so easy, quick, and cheap, everyone can participate!

Voula Georgouli
Cashier at Alfa Beta Menidi

2010 Insight



Measuring wellbeing ROI
Measuring program impact is a challenge. Find out how we're doing this.

Find out more



Click here for our data summary and methodology and the awards we won

Accident severity rate, days lost per 1 000 hours worked



2008 ████████ 0.26
2009 ███████ 0.25
2010 █████ 0.24

Associate development

Investing in our associates is an investment in our business. In our industry, which traditionally has high turnover rates, we have a responsibility to develop the talents of our associates. By strengthening our Group's culture through training and development, we can deliver better service in more sustainable ways.

In 2010, we rolled out our Group-wide vision and values and our New Game Plan business strategy. We also integrated our U.S. operations to create Delhaize America. Against this background of change, we developed a series of successful training and associate engagement programs. Across the Group, we continued to increase the percentage of associates that participated in one-to-one performance dialogues. However, there was a dip in our retention rate, which is something we're monitoring.

RISKS:

- Loosing and not attracting talent
- Higher, costly turnover rates
- A workforce that doesn't reflect the local communities

OPPORTUNITIES:

- Training associates to be strong brand ambassadors
- Business continuation and stability by retaining associates
- Reducing costs from turnover rates

What are we doing about it?

Developing a Group-wide strategy

In 2009, the Leadership College (a committee of senior executives from across the Group) recommended we define a Group-wide strategy for associate development. In 2010, our HR leaders developed the strategy, covering five key areas:

- Leadership alignment
- Training programs
- Associate development Key Performance Indicators (KPIs)

- Processes and systems
- Developing a culture to reinforce our values and encourage performance

Performance dialogues



Goal Ensure all associates have an annual documented performance dialogue - December 2011

 **On track**

We're steadily increasing the percentage of associates that participate in one-to-one annual performance dialogues. We aim to reach 100% by the end of 2011. To do this a common framework for performance dialogues has been developed, integrating Group values and strengthening the process.

Percentage of associates with an annual documented performance dialogue



2008	63%
2009	67%
2010	73%

Through this process, we've learned to focus on the learning and development dimension of performance, rather than purely metric-driven performance indicators.

Associate development and training

Measuring training ROI

Assessing the Return On Investment (ROI) helps us provide better training. We're creating a Group-wide associate development index to give us a consistent way of making this assessment. In the meantime, we use a series of performance indicators, including outcome measures like retention rate and input measures like training, to measure our progress.

Attracting and retaining talent

Between 2009 and 2010, our retention rate fell slightly from 74% to 73%. This is a small shift, but one we will monitor closely. We believe though, the figure still represents good performance in our industry.

Our operating companies successfully run Retail Management Trainee programs. To develop talent faster, we launched our Delhaize Group International Graduate Trainee program in 2010. Selected graduates do three six-month placements in different markets and departments to put them on a leadership path. Click here for more on the Graduate Trainee program.

Training and skills development

In 2010, we increased the number of associates receiving training at all operating companies. The exception was Hannaford that had trained all associates in 2009 as part of a company-wide strategy program.





I am very encouraged with the progress that Delhaize Group made in 2010 regarding both the quality and quantity of performance dialogues. This is evident in our improved performance from a 67 to 73% completion rate. In 2011, we will introduce the process to all remaining Delhaize Group associates as we aggressively move toward our goal of ensuring all eligible associates receive a performance partnership dialogue for their efforts in 2011.





Mike Vail, President/Chief Operating Officer, Sweetbay Supermarket, mandated for the performance dialogue process at Group level

2010 Insight



Communicating vision, values and strategy to 138 600 associates
Find out how we reached out to nearly every associate across the Group

Find out more



Click here for our data summary and methodology and the awards we won

Community

We are an integral part of the communities we operate in. Building healthy, prosperous communities, customers, and associates is key to our success. Supporting our local communities builds associate pride and makes our business a valued community member.

We provide support to our communities at a local level by doing what we do best. As an employer and food retailer, we boost local economies by hiring local associates, promoting local producers, and volunteering our time. As a food operator, we focus our community programs around health and nutrition and supporting people in need with food donations.

In 2010, our operating companies have responded to two key challenges: the growing financial pressures, and the devastation from natural disasters like the Mentawai tsunami and the Merapi volcano eruption in Indonesia.

RISKS:

- Failing to respond to community needs
- Missing opportunities to grow local markets
- Negatively impacting customer trust and sales

OPPORTUNITIES:

- Building future markets by supporting potential customers
- Better local partnerships that help us donate more of the food we don't sell
- Connecting and supporting our associates with local community projects

What are we doing about it?

Affecting the local economy

We employ 138 600 associates, the majority of whom live close to work. By employing local people, promoting local products, and building partnerships with local suppliers, we can boost the local economies in which we operate and live. Details can be found in our 2010 insight on local sourcing here.





Food donations

In addition to supporting food fundraising through the store networks, our banners donate food directly to local foodbanks. During 2010, these direct food donations provided approximately 202 000 meals in Belgium and 34.5 million meals in the U.S. See our 2010 insight here.

Over 2010, Indonesia suffered a number of natural disasters, including the Merapi volcano eruption and the Mentawai tsunami. These events killed hundreds and made hundreds of thousands homeless. Super Indo contributed relief funds to help victims, donated basic need products to two refugee camps, and held a customer donation campaign, raising EUR 42 000 for a local non-profit organization.

Group-wide direct food donations per year, in thousand metric tonnes



2008 — 15
2009 — 18
2010 — 20

Cash donations

Our Group approach is to favor in-kind over cash donations. In 2010, we donated the equivalent of 0.5% of our pre-tax profit in cash – slightly down from 0.6% in 2009. The majority of these go towards healthy eating education for children in partnership with schools or local organizations. The Delhaize Group Fund also donates approximately EUR 150 000 each year to support organizations that foster local integration. Click here to learn more about the Delhaize Group Fund.

Percentage cash donations on pre-tax profit



2008 — 0.7%
2009 — 0.6%
2010 — 0.5%





Delhaize America and its associates have been a true partner to the Feeding America network, providing hunger relief in communities across the country. Product contributions through the Retail Store Donation Program and support of child hunger programs like the BackPack Program and Kids Cafes have provided more than 40 Feeding America member food banks with the resources they need to meet the needs of children and their families at risk of hunger.

Vicki Escarra, President and CEO of Feeding America

2010 Insight



Responding to local needs
In very difficult economic times, the demand for support from our communities has increased. Delhaize America has risen to help meet the needs of people affected.

Find out more



Click here for our data summary and methodology and the awards we won

Climate change

We have a role to play in tackling climate change. Our approach requires us to cut the impacts of our operations, and engage our suppliers and consumers to cut theirs. Our primary focus is on our operational emissions where we've set a Group goal to reduce our carbon equivalent emissions (CO_2e) by 20% per sales square meter by 2020.

We've worked hard to reduce energy consumption, but this has been offset by increases in refrigerant emissions. As we replace ozone-depleting refrigerants, we're forced to use the available alternatives, which contain potent greenhouse gases. See our 2010 insight for more details. Our Group absolute emissions are up 2.8% from 2009 to 2 894 637 tonnes CO_2 equivalent (CO_2e). This is a 0.8% increase per sales square meter from 2009, and a 0.6% decrease from 2008.

Our new CR strategy, to be released later in 2011, will take a broader approach, addressing impacts throughout our value chain.

Group CO_2 equivalent emissions by facility type



Stores | **87.4%**

Product transport | **6.0%**

Distribution centers | **5.1%**

Associates travel | **1.0%**

Offices | **0.5%**

Group CO_2 equivalent emissions by source



Energy | **64.8%**

Refrigerants | **28.2%**

Transport | **7.0%**

RISKS:

- More extreme weather leading to uncertain supply and demand of products
- Increased costs from legislation, taxation on fossil fuels and rising prices
- Reputational risk of being seen as a laggard

OPPORTUNITIES:

- Securing supply
- Reducing energy costs through efficiencies and self-generation
- Driving the growing energy efficiency and low carbon markets in our sector

What are we doing about it?

Measuring emissions

Since 2008, we've worked with Environmental Resources Management (ERM) to measure our Greenhouse Gas (GHG) emissions from global operations. In 2010, we employed Ernst & Young to provide external data assurance. Click here to see the assurance statement. We also submitted our first report to the Carbon Disclosure Project. Click here to see the report.

Energy efficiency

In 2010, we achieved a 1.4% reduction from 2009 in Group-wide energy consumption per square meter of sales area, down to 813 kWh/m^2. Key activities here include putting doors on refrigerated cases and upgrading to LED lights, led by an aggressive program at Sweetbay. Doing this saved Sweetbay USD 3.12 million and Food Lion USD 1.84 million in 2010. Delhaize Belgium saved almost EUR 2 million in 2010 by reducing electricity consumption by 8.7% compared to 2009.

Reducing emissions



Goal

Group 20% reduction in CO_2 equivalent emissions per m² of sales area (against 2008 baseline year) - 2020

★ **New Goal**

CO_2 equivalent emissions per m² sales, tonnes CO_2e/m^2



0.633   0.624   0.629

2008   **2009**   **2010**

Building more efficient facilities

We continue to push innovations in green buildings, by remodeling existing stores and building new ones. In 2010, we opened Greece's first green store, which incorporates a full suite of innovative technologies. Click here to see more on Alfa Beta's green store. We have five green stores worldwide and our 1 000 Energy Star certified stores in the U.S. represent 58% of all stores certificates given in the U.S. Lessons from these projects are being incorporated into our prototype and remodelled plans across the Group.

Renewables

2010 saw a huge increase in energy generated by on-site solar panels, up 62.7% from 2009 levels to 1 013 MWh, largely driven by expansion of solar power in Belgium. However, the Group saw a decrease of 9.4% of total electricity from renewables compared to 2009. This is due to a fall in the purchase of green electricity credits, mirroring an overall decrease in electricity consumed in Belgium. Since 2007, Delhaize Belgium has received all its electricity from a renewable energy supplier.

2010 Insight



Managing refrigerant emissions
Moving to ozone-friendly refrigerants is complex and challenging. This is why our Group emissions have increased. Find out more about the challenges and what we are doing.

Transport efficiency

We're proud that even with increasing sales, Group-wide we've cut transport kilometers by 1.5% compared to 2009. Hannaford has delivered very good results, cutting fuel use by 9%, saving the equivalent of 137 000 gallons of fuel or USD 731 000.

Refrigerants



Goal

Switch refrigerants from ozone-depleting substances (ODS) such as CFCs and HCFCs to ozone-friendly HFCs or other refrigerants throughout the Group, while minimizing Global Warming Potential (GWP) - ongoing

 **On track**

We successfully increased the use of ozone-friendly refrigerants, from 38% of total refrigerants used in 2009 to 42% in 2010. Unfortunately, the ozone-friendly refrigerants that are cost effective and widely available for retailers are more potent greenhouse gases. This is the main reason why our total emissions increased in 2010. Read our 2010 insight for more details.



It is impressive to see Hannaford's new LEED platinum certified store. Being the only platinum certified supermarket is a real accomplishment. The question is will Delhaize move from experimentation to adopting these practices more fully? I would like to see more of the LEED certified elements mainstreamed across all stores of the Group.



Andrew Murphy, Director of Enterprise Planning, WWF

Find out more



Click here for our data summary and methodology and the awards we won

Resource use

As a retailer, we have a significant impact on resources through the raw materials and water we use and the food and packaging we throw away. The more efficiently we manage these resources, the better for the environment and for our bottom line.

We can tackle resource use at several stages of the value chain, from our own operations to the way resources are used by our suppliers and consumers.

Hannaford's composting of store food waste with local farmers shows how our localized approach to food waste has inspired innovation and leadership across the value chain. See our 2010 insight for details.

Overall in 2010, we've seen a decline in waste and an increase in recycling, but we know our performance could be better. Next year, we will set an ambitious waste reduction target that will form part of our new CR strategy.

RISKS:

- Increase in expectations for retailers to deal with waste and water use
- Waste handling practices compromising food safety
- Compromising attractive marketing or branding on packaging
- Decreasing availability of raw materials needed for our business

OPPORTUNITIES:

- Reducing costs and generating new income streams
- Raising customer awareness of resource use and recycling
- Resource conservation innovations that can show an example to the industry

What are we doing about it?

Operational waste management

We're making incremental improvements in operational waste management across the Group. We continue to improve plastic and cardboard recycling programs and are expanding them to include new materials.

52%

- Total waste 433 430 tonnes
- 52% waste recycled in 2010
- EUR 23 million waste recycling income

More sustainable packaging

In 2010, Delhaize Belgium developed a private brand sustainable packaging strategy. It sets goals to eliminate PVC, reduce overall packaging weight, and use more recycled-content and plant-based materials. Product innovation is also contributing.

-29 tonnes

- 29 tonnes of packaging waste cut at Delhaize Belgium by the end of 2010
- 100% of Delhaize Belgium private brand liquid washing products are now concentrated, leading to reduced packaging
- USD 700 000 estimated savings for Delhaize America through packaging reductions in 2010

Water management

Despite water use in our direct operations being relatively low, Delhaize Belgium, Alfa Beta, Food Lion and Sweetbay have installed water recycling and rainwater harvesting systems. We continue to test these technologies for future applications in our facilities.

Through our experience with green stores, we're installing new low-flow water fixtures in stores, harvesting rainwater for non-potable uses, and adjusting operations to reduce water usage, such as using drought-resistant plants that require little to no irrigation.

We acknowledge that our biggest water impact is in the supply chain, something we will address in our upcoming CR strategy.

Total water consumption per m² of sales area, m³/m²



0.83	0.79	0.77
2008	2009	2010

Changing customer behaviors

Operating companies are taking different approaches to engaging customers on reducing waste. 2010 saw two particularly successful initiatives: reusable bags and customer recycling centers. Delhaize America launched a specific committee to continue efforts to reduce use of non-reusable bags.

- 2% overall reduction of non-reusable bags across the Group compared to 2009
- Installed first PET bottle recycling for customers in one store at Mega Image in Bucharest
- Alfa Beta expanded recycling stations to 10 new locations in Greece together with the extension of cooking oil recycling tanks and lamp bulb recycling boxes




Delhaize Belgium regularly asks our input on the environmental aspect of different types of packaging. We are quite impressed by Delhaize Belgium's continual search for the best product-packaging combination, always with the view of reducing the environmental impact. The company supported Fost Plus since its launch in 1994 and always continued to do so ever since.




William Vermeir,
Managing Director Fost Plus

2010 Insight



Tackling food waste
Find out more about how we prevent, divert and convert food waste.

Find out more



Click here for our data summary and methodology and the awards we won

Together, we deliver the best of Delhaize for life.



This is a summary report, providing a concise view of our CR performance over the last year, with clear links to more detailed information for those that want it.

Company information:

Registered Office:
Delhaize Group SA
rue Osseghemstraat 53
1080 Brussels
Belgium
Tel: +32 2 412 21 11
Fax: +32 2 412 21 94

Company Support Office:
Delhaize Group
Square Marie Curie 40
1070 Brussels
Belgium
Tel: +32 2 412 22 11
Fax: +32 2 412 22 22

Publisher:
C. Alexandre
Vice President Internal & Corporate Responsibility Communications
Square Marie Curie 40
1070 Brussels
Belgium

About the people included in the pictures in this Report
Most of the people portrayed in the pictures in this Corporate Responsibility Progress Report are our associates or associates' family members.

CR Contact
If you have any feedback or questions on this Report, please contact us at corporate-responsibility@delhaizegroup.com

Credits:

Concept, Design & Production:
Futerra Sustainability Communications Ltd

Photos:
John Ewing/Staff Photographer
Nicolas Van Haaren

Produced by:

